

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2011

Min Zhao
Chief Executive Officer
Green Planet Bioengineering Co. Ltd.
19950 West Country Club Drive, Suite 100
Aventura, FL 33180

     **Re:    Green Planet Bioengineering Co. Ltd.**
          **Amendment No. 2 to Preliminary Information Statement on Schedule 14C**
          **Filed April 22, 2011**
          **File No. 000-52622**

Dear Mr. Zhao:

We have reviewed your amended filing and response letter each filed April 22, 2011 and limited our review of your filing to the issue we have addressed in our comment.

Please respond to this letter by revising your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any revisions to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note your additional disclosure of a portion of your historical financial information. However, Item 14(c)(1) of Schedule 14A requires disclosure of more than just a portion of your historical financial information. Accordingly, please expand your disclosure to provide the information about the registrant as required by Part B of Form S-4, including, without limitation, management's discussion and analysis of financial condition and results of operations and financial statements meeting the requirements of Regulation S-X (including your consolidated financial statements, related notes and the report of your independent registered certified public accounting firm), as required by Part B, Item 14(e) and (h) of Form S-4.

2. Please refer to our prior comment 1 included in our letter dated February 10, 2011. Pursuant to Item 1 of Schedule 14C, please expand your disclosure to include pro forma financial statements as required by Item 14(b)(10) of Schedule 14A.

You may contact Karen Ubell at 202-551-3873, Jennifer Riegel at 202-551-3575 or me at 202-551-3715 with any questions.

Sincerely,


Jeffrey Riedler
Assistant Director


cc:     Jerold N. Siegan, Esq.
        Arnstein & Lehr LLP
        120S Riverside Plaza, 12th Floor
        Chicago, IL 60606